Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES PUBLIC SECONDARY OFFERING OF DHT COMMON STOCK BY BW GROUP LIMITED

HAMILTON, BERMUDA, November 18, 2019 - DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced today that BW Group Limited (“BW Group”) has commenced a registered underwritten public offering of up to 14,680,880 shares of DHT common stock (“shares”).  DHT will not offer any shares in or receive any proceeds from the offering.  The total number of shares outstanding will not change as a result of this offering.

The offering represents up to 10% of the outstanding shares of DHT and, assuming all shares offered are sold, BW Group will hold 34,159,674 shares of DHT, or approximately 23.3% of the outstanding shares of DHT, following the transaction.

Pareto Securities AS (the “Manager”) is acting as the underwriter for the offering.  The bookbuilding will commence today, Monday 18 November 2019, at 16:00 EST, and will close no later than Tuesday 19 November 2019, at 08:00 EST. The bookbuilding may also close earlier upon no or limited notice at the full discretion of the Manager and BW Group. The transaction is expected to be priced and allocated before the opening of the New York Stock Exchange on 19 November 2019.

BW Group and the Company have each undertaken, subject to certain exceptions, not to sell any additional DHT shares for a period of 90 days following the date of pricing of the offering.  BW Group reserves the right, at its own discretion, to reduce the number of offered shares or to sell no shares at all.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.  A registration statement relating to the securities described herein has been filed with the Securities and Exchange Commission (“SEC”) and is effective.  The offering may be made only by means of a prospectus supplement and accompanying base prospectus.  Before you invest, you should read the prospectus supplement relating to the offering in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the website of the SEC, www.sec.gov, or from Pareto Securities Inc., 150 East 52nd Street, 29th Floor, New York, NY 10022, USA, or by telephone at +47 22 87 87 50.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to DHT that are based on beliefs of DHT’s management as well as assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the risks, uncertainties and factors described under “Risk Factors” in the prospectus supplement and accompanying prospectus related to this offering, as well as in DHT’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 28, 2019.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 299 4981 and +47 984 39 935
E-mail: lch@dhtankers.com